HINDALCO

ADITYA BIRLA GROUP

06012066

Ref:AM:PVK:1839:2006 24th March, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers, 25th Floor
Dalal Street,
MUMBAI 400 001

SUPPL

RECEIVED
2006 MAR 30 P 1:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX NO. 22723353/22722037/22722041
Kind Attn: Mr. Sanjay Golecha

Sub: Offer of shares and subsequent listing of our subsidiary

Dear Sir,

Aditya Birla Minerals Limited (ABML) our wholly owned Australian Subsidiary Company is seeking to raise about AUD 250 Million through Offer of Shares and subsequent listing on the Australian Stock Exchange (ASX). The funds raised from the Offer shall be used for restructuring the Company's financial position, in particular to repay the amount owed to the financiers under ABML's existing debt facility and to pursue exploration activities with a focus on increasing returns to the Shareholders. Post issue, Hindalco Industries Limited's holding in ABML is likely to get reduced to 51%.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Company Secretary

PROCESSED
MAR 30 2006
THOMSON
FINANCIAL

cc.to:- Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance
Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428